February 11, 2025

Gregory Wong
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 12th Floor
Foster City, California 94404

        Re: QuinStreet, Inc.
            Form 10-K for Fiscal Year Ended June 30, 2024
            File No. 001-34628
Dear Gregory Wong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services